September 7, 2022

Ms. Alyssa Wall

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Alyssa Wall,

Further to our phone conversations, the Companies confirms receipt of the U.S. Securities and Exchange Commission (the “Commission”) dated August 22, 2022, regarding the Company’s Form 20-F for the year ended December 31, 2021 filed on April 29, 2022 (the “Form 20-F”), as amended by Form 20-F Amendment No.1 filed on May 27, 2022. The Company is in the process of preparing a Form 20-F Amendment No.2 in response to the Staff’s comments and kindly requests for an extension to file the response to no later than September 9, 2022. The Company would greatly appreciate your favorable response to its request for an extension.

Please feel free to contact the undersigned at +86 10 6720 4948 should you have any questions.

Sincerely,

/s/ Yi Yang

Yi Yang

Chief Financial Officer

Kaixin Auto Holdings

9/F, Tower A, Dongjin International Center

Huagong Road

Chaoyang District, Beijing 100015

People’s Republic of China